Mail Stop 6010

September 29, 2006

Patrick J. McEnany
Chief Executive Officer
Catalyst Pharmaceutical Partners, Inc.
220 Miracle Mile, Suite 234
Coral Gables, Florida 33134

      Re: Catalyst Pharmaceutical Partners, Inc.
             Amendment No. 2 to the Registration Statement on Form S-1
             Filed September 26, 2006
             File No. 333-136039

Dear Mr. McEnany:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Pilot Studies, page 49

1. We note your response to comment 21 and your revised disclosure on page 51. While we believe your revised disclosure is acceptable, we do not believe such disclosure sufficiently complies with our previous comment. More specifically, our comment sought for you to explain to us how the small sample size could effect the reliability of the P values. Further to the extent you believe the P values are unreliable due to the small sample size, our comment sought for you to expressly state in the document that such P value numbers are unreliable and the reason they are unreliable. To that end, please

expand your disclosure to include specific information regarding the reliability of the P values given the small sample sizes you used in the studies or explain to us otherwise.

Notes to Financial Statements

9. Stock Options Granted, page F-11

2. We have reviewed your response to our previous comment number 23. Please disclose within your Notes to the Financial Statements your anticipated forward stock split. As a result of the anticipated stock split, please revise your earnings per share information through out your document to present on a post stock split basis in accordance with paragraph 54 of SFAS 128. Additionally, please ensure the appropriate changes to the audit opinion have been made to cover this subsequent event.

                               *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Todd Sherman at (202) 551-3665 or Kevin Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any other questions.

                                               Sincerely,

                                               Jeffrey Riedler
                                               Assistant Director

cc: Philip B. Schwartz, Esq.
        Akerman Senterfitt
        One Southeast Third Avenue
        Miami, Florida 33131